
December 21, 2023

Robert L. Madore
Chief Financial Officer
LL Flooring Holdings, Inc.
4901 Bakers Mill Lane
Richmond, VA 23230

> **Re: LL Flooring Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-33767**

Dear Robert L. Madore:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Sales, page 24

1. We note your presentation of disaggregation of revenue by product type on page 42. Please tell us what consideration was given to also including a comparative discussion of net sales based on this tabular presentation, and also by Pro versus Consumer net sales given your overall shift in strategy to focus more on Pro sales.

Results of Operations
Selling, General and Administrative Expenses, page 25

2. We note that the change in Adjusted SG&A of approximately $23 million is due primarily to increased investment in your growth strategies including new stores, higher marketing spend, and Pro sales, as well as competitive wage increases for customer facing associates. In addition, Adjusted SG&A deleveraged on lower net sales. Please quantify each of these changes. Refer to the guidance in Item 303(b)(2) of Regulation S-K. Please note, to the extent other line item changes are material, please identify and quantify each

event or circumstance leading to the variance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services